Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cmax System, Inc.
1101 Pennsylvania Avenue, N.W., Suit 300
Washington, DC 20004
https://cmaxsystem.com/

Up to $618,000.00 in Common Stock at $1.20
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Cmax System, Inc.
Address: 1101 Pennsylvania Avenue, N.W., Suit 300, Washington, DC 20004
State of Incorporation: DC
Date Incorporated: July 13, 2016

Terms:

Equity

Offering Minimum: $15,000.00 | 12,500 shares of Common Stock
Offering Maximum: $618,000.00 | 515,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.20
Minimum Investment Amount (per investor): $330.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 25% Bonus Shares

As you are a previous investor in Cmax System you are eligible for additional bonus shares.

Reservations Bonus | 5% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Combo/Avid Investor Perk

Early Silver

Invest $1,000+ within the first two weeks and receive 5% bonus shares +5% discount when you buy a CX20 Unit** +5% discount when you buy a Cmax Air Series product.

Early Gold

Invest $2,500+ within the first two weeks and receive 7% bonus shares +7% discount when you buy a CX20 Unit** +7% discount when you buy a Cmax Air Series product.

Early Platinum

Invest $5,000+ within the first two weeks and receive 10% bonus shares +10% discount when you buy a CX20 Unit** +10% discount when you buy a Cmax Air Series product.

Early Diamond

Invest $10,000+ within the first two weeks and receive 12% bonus shares +12% discount when you buy a CX20 Unit** +12% discount when you buy a Cmax Air Series product..

Volume-Based Perks

Tier 1

Invest $500+ and receive an exclusive 5% discount when you buy a CX20 Unit** +5% discount when you buy a Cmax Air Series product..

Tier 2

Invest $1,000+ and receive an exclusive 7% discount when you buy a CX20 Unit** +7% discount when you buy a Cmax Air Series product..

Tier 3

Invest $5,000+ and receive an exclusive 10% discount when you buy a CX20 Unit** +10% discount when you buy a Cmax Air Series product + 3% bonus shares.

Tier 4

Invest $10,000+ and receive an exclusive 15% discount when you buy a CX20 Unit** +15% discount when you buy a Cmax Air Series product + 5% bonus shares.

Tier 5

Invest $25,000+ and receive an exclusive 20% discount when you buy a CX20 Unit** + 20% discount when you buy a Cmax Air Series product.+ 30-minute Zoom call ***and meet the CEO + 10% bonus shares.

Tier 6

Invest $50,000+ and receive an exclusive 30% discount when you buy a CX20 Unit** + 1 Cmax Air NG2 FREE**** 1-hour Zoom call*** and meet the CEO + 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**Discounts on CX20 units available only to eligible investors through the Company's website www.cmaxsystem.com for one year from the date of investment.

***Zoom call subject to the Company's schedule and availability.

****FREE OF CHARGE Cmax Air NG2 available only to eligible investors through the Company's website www.cmaxsystem.com for one year from the date of investment.

The 10% StartEngine Owners' Bonus

Cmax System, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.20 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus, and the Reservation Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Cmax System, Inc. (""Cmax" or the "Company") is a Public Benefit Corporation specializing in Foldable Housing Technology. Our multipurpose units, versatile and adaptable, improve lives globally, from field clinics to shelters. Committed to social impact, our mission is to dignify lives through practical, innovative, and sustainable solutions, and enhance the living conditions of displaced people and refugees across the world.

While our roots lie in the humanitarian field, Cmax is rapidly expanding its efforts to deliver innovative solutions to a variety of industries. We are providing foldable housing for sectors such as recreation, large-scale events, marathons, glamping, and oil, petroleum, and mining camps. Our vision is to revolutionize the global landscape by bringing innovation to the forefront, with a dedicated focus on addressing the pressing needs of housing solutions worldwide. Recognizing the urgent demand for both immediate temporary housing systems and sustainable, long-term solutions, we aspire to be pioneers in designing cutting-edge, eco-friendly products that empower individuals to live off-grid in even the most remote areas.

Public Benefit Mission & Board Director

Because Cmax System is a Public Benefit Corporation, its mission, as outlined in its Articles of Incorporation, is "to bring 'Innovation for Humanity' through the design, manufacture, and distribution of an innovative system of emergency shelters to improve the living conditions and enhance the dignity of the millions of refugees worldwide who have been displaced by natural disasters, armed conflicts, and other complex emergencies. The Corporation seeks to contribute to the implementation of a Global Network of Refugee Assistance that will reduce child mortality, improve maternal health, combat disease and promote brotherhood among nations and the permanent dialogue for sustainable development."

As part of this mission, the Company has appointed an independent Public Benefit Director to its Board of Directors. This Public Benefit Director's duty is not only for the benefit of the corporation, shareholders, and customers but also to evaluate and consider the Company's effect on the community, societal factors, and environment, among others, in accordance with its mission. Please see the Risk Factors section, below, for how this may affect your investment.

Cmax Systems, Inc. was incorporated in the District of Columbia as a Public Benefit Corporation on June 13, 2016.

Competitors and Industry

Cmax confronts the looming global crisis of displacement head-on, as projections indicate that 1.2 billion individuals could be displaced by 2030 due to a myriad of factors including environmental shifts, conflicts, pandemics, and complex emergencies.[1] Notably, our Cmax System Technology has been crucial in Ukraine since the onset of the conflict, serving as mobile hospitals on the front lines to assist those impacted by shelling. These units not only feature an extraordinary tool-free foldable structure but also offer unparalleled mobility. Crafted from composite materials, aluminum, and polyester, the Cmax stands resilient against high winds and torrential rainfall, providing a durable and cost-effective housing alternative for those displaced by natural disasters and conflicts.

In 2022, disasters caused about 33 million people worldwide to be displaced internally.[2] Additionally, 108.4 million people were forcibly displaced due to persecution, conflict, violence, or political events.[3, 4] Unfortunately, these numbers continue to rise, indicating a growing global concern that demands more resources and tools to address. We believe our homes and shelters can make a significant difference in meeting these needs.

In 2023 and 2024, the U.S. faced numerous natural disasters, such as hurricanes and wildfires, which greatly increased the need for shelter and temporary housing. FEMA provided significant assistance through various programs, including the Individual Assistance Program and Transitional Sheltering Assistance (TSA). For example, following hurricanes like Helene, FEMA temporarily housed more than 1,000 people in shelters.

Sources:

 https://www.theguardian.com/environment/2020/sep/09/climate-crisis-could-displace-12bn-people-by-2050-report warns

https://www.statista.com/statistics/545876/number-of-people-displaced-due-to-disasters-worldwide/

https://www.unrefugees.org/refugee-facts/statistics/

https://www.unhcr.org/us/about-unhcr/who-we-are/figures-glance

https://www.whitehouse.gov/briefing-room/statements-releases/2021/08/09/fact-sheet-biden-administration-announces-nearly-5-billion-in-resilience-funding-to-help-communities-prepare-for-extreme-weather-and-climate-related-disasters/

https://www.fema.gov/press-release/20241003/biden-harris-administration-provides-more-20-million-hurricane-helene

Current Stage and Roadmap

Current Stage

Cmax System offers a revolutionary solution with its innovative Foldable Housing Technology. The Cx20 units embody more than just shelter; they're designed with the aim to be the epitome of sustainability efficiency. With tool-free assembly, off-ground installation, lower build costs, and a flat-pack design, Cmax addresses the need for quick deployment. Our value proposition lies in versatility and customization, catering to specific client needs (recreation, commercial, humanitarian, and non-profit).

Cmax Systems has secured over $100 million in sales quotes and Letters of Intent (LOIs) value, demonstrating substantial

demand. With a global client base in seven countries and interest from more than 50, we believe Cmax has a bright future. Notable partnerships with organizations such as the United Nations and World Bank, as well as strategic collaborations with market leaders, exemplify the Company's credibility and potential for global impact. Cmax has raised funds through multiple rounds and personal contributions, with a goal to scale operations sustainably with a successful crowdfunding raise.

Future Roadmap

In 2025, our primary focus is on executing our five-year plan to fulfill all LOis (Letters of Intent) by opening a new manufacturing facility in South Carolina, USA. This facility is intended to enable us to significantly boost our production capacity, with the goal of producing 1000+ units per month. However, our vision extends beyond merely meeting our backlog of LOis; we are committed to continuing to focus on expansion. We receive orders daily, indicating a growing demand for our shelters. To support this plan for expansion, we are actively pursuing joint ventures with additional factories. This collaborative approach is expected to allow us to scale our operations efficiently and meet the increasing demand for our shelters. Moving forward, we will continue to emphasize our commitment to making our shelters more accessible to the public.

In addition, 2025 is expected to mark the launch of two new products as part of the Cmax Air Series, designed to expand our offerings and address new market needs in adventure living and emergency response.

The Team

Officers and Directors

Name: Carlos Nicolas Garcia Mayor

Carlos Nicolas Garcia Mayor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, and Principal Accounting Officer
  Dates of Service: July, 2016 - Present
  Responsibilities: As the Executive Director, Carlos holds a multifaceted role within the company, overseeing production, design, and the formulation of our comprehensive business strategy, ensuring a holistic approach to our operations and growth. Carlos does not currently receive salary compensation for this role.

Name: Franco Castronuovo

Franco Castronuovo 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Public Benefit Director
  Dates of Service: September, 2016 - Present
  Responsibilities: Franco serves as the Public Benefit Director. Franco does not currently receive salary or equity compensation for this role.

- Position: Legal & Strategy Advisor & Production Manager
  Dates of Service: September, 2016 - Present
  Responsibilities: Provide legal and regulatory guidance working 15-20 hours a week in this role.

Other business experience in the past three years:

- Employer: Francas Producciones
  Title: Founder & Partner
  Dates of Service: December, 2023 - Present
  Responsibilities: Franco is responsible for overseeing the general production process, ensuring projects are delivered on time, within budget, and to the desired quality standards. They are also in charge of talent acquisition, focusing on sourcing and recruiting key personnel for various roles within the company. Additionally, they handle financial assessment tasks, evaluating costs, budgeting, and providing insights to ensure optimal allocation of financial resources for maximum project profitability and operational efficiency. He works 30-35 hours a week for Francas Producción.

Other business experience in the past three years:

- Employer: Universal Beijing
  Title: Crew Chief
  Dates of Service: March, 2021 - October, 2022
  Responsibilities: Franco led and supervised technical crews responsible for ensuring the smooth operation of live shows. Franco managed equipment setup, resolved technical issues, and ensured all safety protocols were adhered to. The role also involved coordinating with other departments and training crew members to maintain Universal Studios' high standards for guest experience and operational efficiency.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial

statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our foldable house technology. Delays or cost overruns in the development of our foldable house technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to

manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Cmax System, Inc. was formed on 7/13/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cmax System has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that foldable house technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Public Benefit Corporation.

Cmax System has been incorporated as a Public Benefit Corporation instead of a traditional "C-Corp" or "501(c)(3)." One of the most significant differences offered by a Benefit Corporation's legal mandate is that the directors and officers must factor in creating a positive benefit to the community and company purpose along with shareholder interests when making decisions. By being required to consider the Company's social mission, the directors and officers may make decisions that are not completely and fully focused on strictly financial returns. As such, an investor in the company must acknowledge and agree that the Company's social mission constitutes as a benefit to the investor, albeit not a completely financial one.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Carlos Nicolas Garcia Mayor (includes shares owned and held by voting proxy)	44,118,659	Common Stock	97.08%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 515,000 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 45,728,612 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $302,794.00
Interest Rate: %
Discount Rate: 15.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing Round of $1MM

Material Rights

Equity Financing Event. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock.

Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

Expiration. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $265,172.46
  Number of Securities Sold: 274,067
  Use of proceeds: Marketing, molds, inventory.
  Date: April 30, 2024
  Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $302,794.00
  Use of proceeds: Prototype, traveling, expenses, office, and rent.
  Date: November 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $28,103 compared to $15,289 in fiscal year 2022.

The increase of $12,814 in revenue between 2022 and 2023 reflects the continued transition of the Company from its research and development (R&D) phase into commercialization. While 2022 marked our first year of sales, focusing on pilot programs in mining camps and mobile hospitals, 2023 saw the expansion of our market presence, enhanced distribution channels to 7 countries, and improved customer feedback mechanisms. These efforts led to higher sales volume and broader applications of our products.

Cost of Sales

Cost of Sales for fiscal year 2023 was $12,400 compared to $12,222 in fiscal year 2022.

The slight increase of $178 in cost of sales is attributable to consistent production costs and ongoing partnerships with our manufacturing facilities. Our production technology continues to limit capacity to approximately 20 units per month. However, advancements in production efficiencies are anticipated to reduce costs further in the coming years.

Gross Margins

Gross margins for fiscal year 2023 were $15,703 compared to $3,067 in fiscal year 2022.

The increase of $12,636 in gross margins reflects enhanced operational efficiencies and the ability to leverage economies of scale as production volumes increased. This improvement demonstrates that our product is getting traction and our commercialization strategy and positions the Company for sustained profitability as we scale production further.

Expenses

Expenses for fiscal year 2023 were $130,944 compared to $117,755 in fiscal year 2022.

The increase of $13,189 in expenses is primarily due to the expansion of operational activities, including hiring additional personnel for production and quality assurance, increased travel for business development, and the establishment of new distribution channels. While operating expenses exceeded revenue, the Company's strategic plan for scaling production and increasing sales is expected to drive profitability in future periods.

Historical results and cash flows:

The Company remains in its early commercialization stage, transitioning from R&D-focused operations to revenue generation. Historical cash flows primarily reflect investments from SAFE agreements and equity contributions. As the Company continues to scale and expand its product line, future cash flows are expected to shift significantly, with a focus on revenue-driven operations and sustainable growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2024, the Company has $70,223.44 cash on hand and the Founders are able to contribute capital on an as-needed basis.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company as additional funding from venture capital firms and other investors is being finalized to occur after the crowdfunding campaign. Of the total funds that our Company has, 98% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely, as the Company has other financial resources available. This is based on a current monthly bum rate of $7,000 for expenses related to R&D, office space, and manufacturing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2-3 years with funds being used toward hiring customer service employees, quality control personnel, travel costs for the product development team, and expenses related to additional prototype development during the process of adjusting mass production. This is based on a current monthly bum rate of $7,000 for expenses related to manufacturing, and office space.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company intends to accept additional funding from venture capital firms and other investors subsequent to crowdfunding.

Indebtedness

- Creditor: SBA Loan
  Amount Owed: $4,879.00
  Interest Rate: 3.75%
  Monthly payments of $29 are ongoing.

- Creditor: Nicolás García Mayor
  Amount Owed: $6,000.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Person: Nicolás García Mayor
  Relationship to Company: CEO, Director, and principal shareholder
  Nature / amount of interest in the transaction: The imputed interest for 0% interest loans was deemed immaterial and thus not recorded.
  Material Terms: There is no maturity date and the loan may be called at any time.

Valuation

Pre-Money Valuation: $54,874,334.40

Valuation Details:

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER

MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) there are no outstanding options or warrants; and (iii) no shares are

reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $302,794 in Simple Agreements for Future Equity (SAFEs) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

The total number of shares outstanding on a fully diluted basis includes 45,728,612 shares of Common Stock issued.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  50.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Molds
  30.0%
  Creating new molds.

- Company Employment
  14.5%
  Funds to be used towards hiring new team members.

If we raise the over allotment amount of $618,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  5.0%
  Funds to be used to market and promote the Reg CF offering.

- Molds
  30.5%
  Creating new molds.

- Inventory
  38.0%
  Manufacture 100 units.

- External Consultant
  1.0%
  External Consultant to assist in strategy and execution.

- Research & Development
  6.0%
  Funds to be used towards developing new products.

- Company Employment
  13.0%
  Funds to be used towards hiring new team members.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://cmaxsystem.com/ (https://cmaxsystem.com/annual-reports).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cmaxsystem

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Cmax System, Inc.

[See attached]

CMAX SYSTEM, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Cmax System, Inc.
Washington, D.C.

We have reviewed the accompanying financial statements of Cmax System (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

October 21, 2024
Los Angeles, California

CMAX SYSTEM, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	14,428	$	22,416
Accounts Receivable, net		30,176		-
Inventory		76,000		83,000
Total Current Assets		**120,604**		**105,416**
Property and Equipment, net		473,154		571,157
Total Assets	$	**593,758**	$	**676,573**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current Portion of Loans and Notes	$	348	$	348
Related Party Loan		6,000		6,000
Accrued Interest		695		529
Total Current Liabilities		**7,043**		**6,877**
Promissory Notes and Loans		4,879		5,191
Simple Agreement for Future Equity		354,851		302,027
Total Liabilities		**366,773**		**314,095**
STOCKHOLDERS EQUITY				
Common Stock		441,187		1,000
Additional Paid in Capital		507,508		507,508
Subscription Receivable		(440,187)		-
Accumulated Deficit		(281,523)		(146,030)
Total Stockholders' Equity		**226,985**		**362,478**
Total Liabilities and Stockholders' Equity	$	**593,758**	$	**676,573**

See accompanying notes to financial statements.

CMAX SYSTEM, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	28,103	$	15,289
Cost of Goods Sold		12,400		12,222
Gross Profit		**15,703**		**3,067**
Operating Expenses				
General and Administrative		130,944		117,755
Total Operating Expenses		**130,944**		**117,755**
Net Operating Loss		**(115,241)**		**(114,688)**
Interest Expense		166		208
Other Loss		20,086		3,833
Loss Before Provision For Income Taxes		**(135,493)**		**(118,729)**
Provision/(Benefit) For Income Taxes		-		-
Net Loss	$	**(135,493)**	$	**(118,729)**

See accompanying notes to financial statements.

CMAX SYSTEM, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Common Stock		Additional Paid In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance—December 31, 2021	100,000	$ 1,000	$ 453,816	$ -	$ (27,301)	$ 427,515
Capital Contribution	-	-	53,692	-		53,692
Net Loss	-	-	-	-	(118,729)	(118,729)
Balance—December 31, 2022	100,000	$ 1,000	$ 507,508	$ -	$ (146,030)	$ 362,478
Stock Split	44,018,659	440,187		(440,187)	-	-
Capital Contribution	-	-	-	-	-	-
Net Loss	-	-	-	-	(135,493)	(135,493)
Balance—December 31, 2023	44,118,659	$ 441,187	$ 507,508	$ (440,187)	$ (281,523)	$ 226,985

See accompanying notes to financial statements.

CMAX SYSTEM, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (135,493)	$ (118,521)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation Of Property	98,003	101,643
Fair Value In Excess Of Stated Value Of Derivative Instrument	4,063	13,333
Accrued Interest	166	208
Changes in operating assets and liabilities:		
Accounts Receivable, net	(30,176)	-
Inventory	7,000	(28,000)
Other Current Liabilities	-	(2,230)
Net Cash Used In Operating Activities	**(56,437)**	**(33,775)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases Of Property And Equipment	-	(162,701)
Net Cash Used In Investing Activities	**-**	**(162,701)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	-	53,692
Loan Repayment	(312)	-
Proceeds From Issuance Of SAFEs	48,761	160,000
Net Cash Provided By Financing Activities	**48,449**	**213,692**
Change In Cash And Cash Equivalents	**(7,988)**	**17,216**
Cash And Cash Equivalents—Beginning Of Year	22,416	5,200
Cash And Cash Equivalents—End Of Year	**$ 14,428**	**$ 22,416**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ -	$ 208

See accompanying notes to financial statements.

CMAX SYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

1.   NATURE OF OPERATIONS

Cmax System, Inc. was incorporated on July 13, 2016, in the state of Washington, District of Columbia. The financial statements of Cmax System, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Washington, D.C.

Cmax System's mission is to bring "Innovation for Humanity" through the design, manufacture and distribution of an innovative system of emergency shelters to improve the living conditions and enhance the dignity of the millions of refugees worldwide who have been displaced by natural disasters, armed conflicts, and other complex emergencies. Cmax System seeks to contribute to the implementation of a Global Network of Refugee Assistance that will reduce child mortality, improve maternal health, combat disease and promote brotherhood among nations and the permanent dialogue for sustainable development.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $0 and $15,500, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using the FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers	5 years
Molds	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Cmax System, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the delivery of the goods.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

CMAX SYSTEM, INC.
Notes to Financial Statements
For the Years Ended to December 31, 2023 and December 31, 2022

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 21, 2024, which is the date the financial statements were issued.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2023	2022
Finished goods	76,000	83,000
Total Inventory	$ 76,000	$ 83,000

4. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of December 31,	2023	2022
Computers	$ 4,300	$ 4,300
Molds	680,000	680,000
Property and Equipment, at cost	684,300	684,300
Accumulated Depreciation	(211,146)	(113,143)
Property and Equipment, net	$ 473,154	$ 571,157

Depreciation expenses for property and equipment for the fiscal years ended December 31, 2023, and 2022 were in the $98,003 and $101,643, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

Following the stock split conducted by the Company in a ratio of 441.14659 to 1, as outlined in the Restated Articles of Incorporation dated December 4, 2023, the Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.01. As of December 31, 2023, and December 31, 2022, 44,118,659 and 100,000 shares were issued and outstanding, respectively.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loan agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
SBA loan	$ 5,800	3.75%	6/15/2020	6/15/2050	$ 348	$ 4,879	$ 5,922	$ 348	$ 5,191	$ 6,068
Total	$ 5,800				$ 348	$ 4,879	$ 5,922	$ 348	$ 5,191	$ 6,068

CMAX SYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

The summary of the future maturities is as follows:

As of December 31,	2023
2024	$ 348
2025	348
2026	348
2027	348
2028	348
Thereafter	3,487
Total	**$ 5,227**

Related Party Loans

During the years presented, the Company borrowed money from the founder, Nicolás García Mayor. The details of the loans from the owners are as follows:

			As of December 2023			As of December 2022		
Owner	Principal Amount	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Nicolás García Mayor	$ 6,000	No set maturity	$ 6,000	$ -	$ 6,000	$ 6,000	$ -	$ 6,000
Total			$ 6,000	$ -	$ 6,000	$ 6,000	$ -	$ 6,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there no maturity date is set and the loan may be called at any time, it was classified under current liabilities.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
Simple Agreements for Future Equity	Principal Amount	Borrowing Period	Valuation Cap	Discount	2023	2022
SAFEs 2021	$ 118,794	Fiscal Year 2021	$ 10,000,000	15%	$ 118,794	$ 118,794
SAFEs 2022	160,000	Fiscal Year 2022	10,000,000	15%	160,000	160,000
SAFEs 2023	48,761	Fiscal Year 2023	10,000,000	50%	48,761	-
Fair Value in Excess of Stated Value of Derivative Instrument					27,296	23,233
Total SAFE(s)					**$ 354,851**	**$ 302,027**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For The Year Ended December 31,		2023		2022
Net Operating Loss	$	(39,632)	$	(34,728)
Valuation Allowance		39,632		34,728
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of December 31,		2023		2022
Net Operating Loss	$	(82,345)	$	(42,714)
Valuation Allowance		82,345		42,714
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $281,523. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There were no related party transactions during the year ended December 31, 2023.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023 and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through October 21, 2024, which is the date the financial statements were available to be issued.

The company launched a crowdfunding campaign on the StartEngine platform and raised a gross amount of $265,172 against the issuance of common stock to 144 investors at a strike price of $1.10 per share.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $115,241, an operating cash flow loss of $56,437 and liquid assets in cash of $14,428, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

OVERVIEW ABOUT TERMS PRESS & UPDATES DISCUSSION INVESTING

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House in a Box

Cmax System offers large-scale, temporary housing solutions for diverse needs, from emergency shelters to mobile clinics. Operating in 10 countries, Cmax units serve events, labs, workspaces, glamping, and more, aiming to drive global growth and change.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



House in a Box
THE FUTURE OF SHORT-TERM ACCOMMODATION
cmax
Foldable Housing Technology

Get Equity
$1.20 Per Share

PREVIOUSLY CROWDFUNDED
$265,172.46

MIN INVEST
$330

VALUATION
$54.87M

REASONS TO INVEST

- Market Size of +$867B*: Our mobile housing solutions can be used for sectors such as mining camps, gas & petrol offices, field clinics, temporary shelters, events, glamping, recreation & beyond.
- Strong Leadership: Our founder is a laureate industrial designer & social innovator, was named 10 Outstanding Young Person of the World in 2014 by JCI UN, TED speaker, consultant to the UN & global business leader.

 High Demand: We export to 10 countries, with 500K+ unit requests across 7 continents. With factories in South America & expansion into North America & Asia, our clients include the UN, World Bank, US Gov't & Red Cross.

*Market size calculated internally by Cmax System, combining estimated values of product-relevant markets.

TEAM



Nicolás Garcia Mayor • CEO, Director, and Principal Accounting Officer

Industrial designer, TED speaker, and Top Social Innovator recognized by United Nations. Renowned for contributions to children, world peace, and human rights. Consultant to UN, World Bank, IDB and corporations like BMW, Audi. Awarded U.S. permanent residency for "extraordinary ability" and "brilliant talent".

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Valeria Barriga • Head of Communication

Bilingual meteorologist with 15 years in the TV industry. Chesapeake Emmy nominee, honored as Entertainment Person of the Year. 2023 Silver Telly Award winner, nominated for Best Weather Anchor in the Lone Star Emmy Chapter. Early investor in the CMAX System.

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Franco Castronuovo • Public Benefit Director, Legal & Strategy Advisor & Production Manager

Production Manager and Technical Supervisor to major productions including Disney Live, Marvel Universe Live, Broadway shows like Kinky Boots, and The Illusionists. Cmax System investor. Automation Programmer for events like Shawn Mendes at Madison Square Garden.

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Agustin Miguens • International Trade and Customer Services

14+ years UN/NGOs market analysis, International Trade and Customer Services, with events planning and production know-how and skills. Public and private sector experience. Cmax System investor and member of the Advisory Board.

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Mercedes Sarrabayrouse • Advisor

Early Cmax System investor and Cmax Foundation Advisory with more than 20 years in real estate investing.

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Laura Rodriguez De Castro • Advisor

Over 25 years of experience in the United Nations, including as Staff Assistant in the Office for Coordination of Humanitarian Affairs Assisting in the Coordination of briefings to the Member States; heading the Front Office of the Director for Partnerships and UN Collaboration in FAO and Front Office Team in the Department of Global Communications.

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Nuria Vega Bariani • Head of Design

Stanford-affiliated designer, Cmax System investor. Skilled in graphic design, illustration, and lettering artistry. Former Head of Design at Ar Estudio. Collaborated as a freelance designer for major corporations and institutions.

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Matias Pastorini • Vice President of Animation and 3D Design

Cmax System investor, with 20+ years working for Disney, Cinecanal, Eurovision among others. 2D/3D Animator, Rigger, Look Development and Lighting, 2D/3D Motion Graphics Artist, Compositing and Editing who loves and lives to animate everything.

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Manuel Guardiola Val • Car Designer

Cmax System investor, Key member of the Cmax System design team, contributing his expertise in transportation design and aeronautical technology. With over 4 years of experience as a freelance designer, Manuel has worked with various companies, participating in the entire product design process—from initial sketches to final presentations.

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THE PITCH

Foldable Short-Term Housing Technology


CMAX FOLDABLE MOBILE HOUSING
Unfolding the Future of Accommodation
At Cmax System, our mission is to transform lives through our innovative Foldable Housing Technology.

Cmax System is a Washington DC corporation specializing in Foldable Housing Technology. Our multipurpose versatile and adaptable solutions improve lives globally, from field clinics to shelters. Committed to social impact, our mission is to dignify lives through practical, innovative, and sustainable solutions, and enhance the living conditions of displaced people affected by natural disasters and complex emergencies across the world. Cmax units serve a range of needs—event lodging, laboratories, workspaces, glamping, recreation and beyond.


cmax

OUR LEADERSHIP

Meet the Visionary Behind Cmax

Nicolás García Mayor is the mastermind behind the revolutionary Cmax System, a groundbreaking solution that originated from a graduate school project in Argentina.

At 21 years old, Nicolás conceptualized the Cmax, an emergency shelter that seamlessly blends the portability of trailers and with the practicality of tents. Picture a shelter that ships flat and sets up effortlessly in just 11 minutes, offering a sturdy living space for up to ten individuals, complete with essential survival kits, collapsible furnishings, solar energy and/or electrical connections.



At Just 21 years old, Nicolás developed the Cmax System

A shelter that ships flat and effortlessly sets up in just 11 minutes



As a laureate industrial designer and social innovator, Nicolás García Mayor was honored as one of the 10 Outstanding Young Persons of the World by JCI United Nations. He has graced the TED stage as a speaker, served as a consultant to the UN and global business leaders, and garnered accolades such as an Emmy nomination and the Business for Peace award nomination in Oslo. Nicolás' extraordinary background and expertise further underscores Cmax System's dedication to humanitarian development.

As a top social innovator and motivational speaker, Nicolás continues to lead Cmax System Inc. and other corporations and NGOs, leaving an indelible mark on the world stage. His aspiration to enhance lives has also garnered recognition from the Argentine Foreign Ministry, propelling Cmax to esteemed events such as the Humanitarian Aid Forum in Washington, DIHAD in Dubai among others.


1 of the 10
Outstanding Young Persons of the World
JCI
United
Garnered accolades such as
Emmy Nomination
Business for Peace Award
TED
Speaker

WHAT WE DO

Revolutionizing Aid Efforts in Complex Emergencies

Our vision is to revolutionize the global landscape by bringing innovation to the forefront, with a dedicated focus on addressing the pressing needs of housing solutions worldwide. Recognizing the urgent demand for both immediate temporary housing systems and sustainable, long-term solutions, we aspire to be pioneers in designing cutting-edge, eco-friendly products that empower individuals to live off-grid in even the most remote areas.

Confronting the Looming Global Crisis of Displacement

1.2 Billion Individuals are projected to be displaced by 2030 due to a myriad of factors

Cmax System confronts the looming global crisis of displacement head-on, as projections indicate that 1.2 billion individuals could be displaced by 2030 due to a myriad of factors including environmental shifts, conflicts, pandemics, and complex emergencies[1].

Notably, our Cmax System Technology has been crucial in Ukraine since the onset of the conflict, serving as mobile hospitals on the front lines to assist those impacted by shelling. These units not only feature an extraordinary tool-free foldable structure but also offer unparalleled mobility. Crafted from composite materials, aluminum, and polyester, the Cmax stands resilient against high winds and torrential rainfall, providing a durable and cost-effective housing alternative for those displaced by natural disasters and conflicts.



OUR TRACTION

Transforming Lives and Spaces

As the COVID-19 pandemic swept across the globe, Cmax units played a vital role in saving lives, deployed in regions like Ukraine and other areas grappling with urgent housing crises. Apart from this, the Cmax System's journey took an unexpected turn when it was invited to showcase at the United Nations Headquarters and General Assembly in New York. This recognition solidified its reputation as a beacon of innovation and change.



500K+

Units committed in non-binding LOIs

11

Countries in global client base

50+

Countries interested

Notable partnerships with

UNITED NATIONS

THE WORLD BANK

Cmax System has received requests for over 500,000 units in non-binding Letters of Intent (LOI), demonstrating substantial demand. With a global client base in ten countries and interest from more than 50, we believe Cmax has a bright future. Notable relationships with organizations such as the United Nations and World Bank, as well as strategic collaborations with market leaders, exemplify the company's credibility and potential for global impact. In a market projected to reach $6.7 trillion, Cmax has raised funds through multiple rounds and personal contributions, with a goal of $5 million to launch new products and scale operations sustainably.

OUR PRODUCTS

Patented Solutions for Sustainable Short-Term Housing

Cmax System offers a revolutionary solution with its innovative Foldable Housing Technology. The Cx20 units embody more than just shelter; we aspire to be the epitome of sustainability efficiency. With tool-free assembly, off-ground installation, lower shipping costs, and a flat-pack design, Cmax addresses the need for quick deployment. Our value proposition lies in versatility and customization, catering to specific client needs (industrial, recreation, commercial, humanitarian, and beyond).


This is it
TOOL-FREE ASSEMBLY
Clinic, Shelter, Office, Remote Areas Lab, Mining Camps, Glamping, Events and beyond.
FOLDED
UNFOLDED

In stark contrast to heavy structures and containers requiring cranes for relocation, our units can be easily managed by just six individuals and transported using a small trailer or a bed truck. This streamlined process eliminates the need for complicated logistics involving multiple trucks and cranes. For instance, while moving 12 shipping containers necessitates 12 trucks and cranes, the Cmax requires only one truck to transport all units when folded. This logistical efficiency, adaptability and practicality of our technology ensures effective aid deployment where it is needed the most.

An Innovation for Humanity

The Cx20 units embody more than just shelter; we aspire to be the epitome of sustainability efficiency.

Lower costs of logistics

-90% Greenhouse gas emissions

Cx20 Cmax units are 90% less polluting than a 20' shipping container

25 Hercules C130	**18** Truck
12 Container 40'	**6** Container 20'
	1 Pick-up



- ✓ **Raised from the ground**
- ✓ **No tools needed for assembly**
- ✓ **Resistant to strong winds**
- ✓ **11 minutes assembly time**
- ✓ **Shipped and stored flat**
- ✓ **Biosecurity with nanotechnology**

Greenhouse gas emissions measured in Kg CO2e / UF and data provided by Greencloud.io.

Apart from applications in humanitarian assistance and disaster relief, we have also recognized consumer uses for our units. The scarcity of recreational space in the U.S. and the increasing shortage of available spaces in RV parks and campgrounds are challenges we're ready to tackle by making camping and travel more accessible.

NEXT-GEN CMAX AIR SERIES

Redefining Portable Adventure Living

Get ready for the next evolution in mobile living with the **Cmax Air Series**!

Launching in 2025, these innovative products are crafted with our advanced inflatable technology, offering portability, durability, and floating capabilities to make your adventures more flexible than ever.



Images of Cmax Air Series are computer generated for demo purposes and the products are currently in development.

Cmax Air NG2

Designed for true explorers, this inflatable tent for 2 people is lightweight, fast to set up, and built to handle any environment. Whether on mountains, beaches, or even on the water, the Cmax Air NG2 transforms any location into your personal oasis.



Images of Cmax Air Series are computer generated for demo purposes and the products are currently in development.

Cmax Air NG8

Experience the outdoors in style with the Cmax Air NG8, a spacious and versatile inflatable designed for 8 people with premium comfort in remote locations. Perfect for glamping, floating stays, or emergency setups, this cabin offers exceptional stability and weather-resilience to support any adventure.

In 2025, the Cmax Air Series will set a new standard for ultimate portability, comfort, and freedom on every journey.

THE BUSINESS MODEL

We Already Sell in 11 Countries

We sell the revolutionary **Cmax CX20** through a global network of independent partners, bringing innovative, adaptable solutions to diverse markets. Since 2022, we've expanded into key sectors, such as mining in Mexico and healthcare in Ukraine, where our units serve as mobile hospitals on the front lines.

With the success of our pre-series units across varied scenarios, we've grown rapidly. As of 2024, we've established a presence in 11 countries, including Argentina, Peru, Chile, Mexico, the USA, Poland, Ukraine, Portugal, UAE, Japan, and Jordan, with plans to enter Italy, Spain, Australia, and Canada soon.

In 2025, we plan to accelerate the growth of our dealer network and explore new markets, particularly in mobile emergency response and preparedness alongside government and strategic partners.

Additionally, we aim to strengthen our direct-to-consumer sales and introduce digital marketplaces on our social media platforms, where our videos have garnered over 15 million views worldwide.



THE MARKET

Tapping Into a Multi-Billion Dollar Market


$867B
TOTAL ADDRESSABLE MARKET
MINING & PETROL
$673.24B
FIELD HOSPITAL
$610.08M
HUMANITARIAN SHELTERS
$970M
EVENTS/SHORT-TERM VACATION
$120.976B
GLAMPING RECREATION
$71.546B

Source | Source | Source

In 2022, disasters caused about 33 million people worldwide to be displaced internally. [(2)] Additionally, 108.4 million people were forcibly displaced due to persecution, conflict, violence, or political events. Unfortunately, these numbers continue to rise, indicating a growing global concern that demands more resources and tools to address. We believe our homes can make a significant difference in meeting these needs.



33 Million

People worldwide were displaced internally by disasters in 2022

108.4 Million

People were forcibly displaced due to persecution, conflict, violence, or political events



As Earth's temperature rises, polar ice and glaciers melt, leading to swelling oceans and surging sea levels. This is a current reality jeopardizing lives, livelihoods, and ecosystems, and by 2050, as many as 216 million people may be compelled to migrate due to natural causes like drought or desertification[3].

Milton, Helene, and Rafael. These aren't people but the hurricanes that blew through, leaving thousands of Americans with nothing but sky for a roof and chaos everywhere. Their "visits" have cost billions, a combined two-storm total damage estimate of $20 billion to $50 billion, leaving a trail of wreckage and turning homes into memories[4].

Amidst these challenges, there arises an urgent need for a system of temporal and mobile housing to accommodate the millions of displaced individuals. Our foldable housing technology addresses this challenge by offering adaptable shelter, not just meeting immediate needs but also establishing resilience against climate change impacts. Additionally, our solutions extend beyond humanitarian efforts to various sectors, showcasing our role as innovators in transforming spaces.


Join Us Today
Together, we can shape a future where solutions like Cmax System redefine the landscape and accessibility of global housing!

RECENT MILESTONES

Significant Milestones Achieved Since Our Last Funding Round

1. **Expanded Distribution Network**: Established 4 new distribution partnerships in Jordan, Chile, Argentina, and Japan, bringing our distribution network to a total of 11 countries.
2. **Product Development**: Launched a pre-series of the improved CX20 units, incorporating key enhancements.
3. **Intellectual Property Growth**: Filed three new patents, reinforcing our commitment to innovation.

4. **Product Line Diversification**: Expanded our portfolio by designing two new products under the Cmax Air Series.

5. **Strengthened R&D Team**: Added more designers to our Research & Development department to accelerate innovation.

6. **Natural Disaster Insurance:** Partnership opportunity in Japan to deploy up to 1,200 Cmax CX20 units for disaster recovery efforts, supported by Tokio Marine & Fire Insurance Company to provide comprehensive natural disaster insurance coverage for temporary housing systems.

Increased Media Presence: Featured in leading networks such as Forbes, ABC, FOX, and Univision, and achieved viral success on TikTok and Instagram with over 13 million views.

ABOUT

HEADQUARTERS

1101 Pennsylvania Avenue, N.W., Suit 300
Washington, DC 20004

WEBSITE

View Site ⧉

Cmax System offers large-scale, temporary housing solutions for diverse needs, from emergency shelters to mobile clinics. Operating in 10 countries, Cmax units serve events, labs, workspaces, glamping, and more, aiming to drive global growth and change.

TERMS

Cmax System

Overview

PRICE PER SHARE
$1.20

VALUATION
$54.87M

DEADLINE ⓘ
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL ⓘ
$15K - $618K

Breakdown

MIN INVESTMENT ⓘ
$330

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$618,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
12,500

MAX NUMBER OF SHARES OFFERED

515,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$593,758	$676,573
Cash & Cash Equivalents	$14,428	$22,416
Accounts Receivable	$30,176	$0
Short-Term Debt	$7,043	$6,877
Long-Term Debt	$359,730	$307,218
Revenue & Sales	$28,103	$15,289
Costs of Goods Sold	$12,400	$12,222
Taxes Paid	$0	$0
Net Income	-$135,493	-$118,729

Risks

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.


Investment Incentives and Bonuses*


Loyalty Bonus | 25% Bonus Shares

As you are a previous investor in Cmax System you are eligible for additional bonus shares.

Reservations Bonus | 5% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Combo/Avid Investor Perk

Early Silver

Invest $1,000+ within the first two weeks and receive 5% bonus shares +5% discount when you buy a CX20 Unit** +5% discount when you buy a Cmax Air Series product.

Early Gold

Invest $2,500+ within the first two weeks and receive 7% bonus shares +7% discount when you buy a CX20 Unit** +7% discount when you buy a Cmax Air Series product.

Early Platinum

Invest $5,000+ within the first two weeks and receive 10% bonus shares +10% discount when you buy a CX20 Unit** +10% discount when you buy a Cmax Air Series product.

Early Diamond

Invest $10,000+ within the first two weeks and receive 12% bonus shares +12% discount when you buy a CX20 Unit** +12% discount when you buy a Cmax Air Series product..

Volume-Based Perks

Tier 1

Invest $500+ and receive an exclusive 5% discount when you buy a CX20 Unit** +5% discount when you buy a Cmax Air Series product..

Tier 2

Invest $1,000+ and receive an exclusive 7% discount when you buy a CX20 Unit** +7% discount when you buy a Cmax Air Series product..

Tier 3

Invest $5,000+ and receive an exclusive 10% discount when you buy a CX20 Unit** +10% discount when you buy a Cmax Air Series product + 3% bonus shares.

Tier 4

Invest $10,000+ and receive an exclusive 15% discount when you buy a CX20 Unit** +15% discount when you buy a Cmax Air Series product + 5% bonus shares.

Tier 5

Invest $25,000+ and receive an exclusive 20% discount when you buy a CX20 Unit** + 20% discount when you buy a Cmax Air Series product.+ 30-minute Zoom call ***and meet the CEO + 10% bonus shares.

Tier 6

Invest $50,000+ and receive an exclusive 30% discount when you buy a CX20 Unit** + 1 Cmax Air NG2 FREE**** 1-hour Zoom call*** and meet the CEO + 15% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**Discounts on CX20 units available only to eligible investors through the Company's website www.cmaxsystem.com for one year from the date of investment.*

****Zoom call subject to the Company's schedule and availability.*

*****FREE OF CHARGE Cmax Air NG2 available only to eligible investors through the Company's website www.cmaxsystem.com for one year from the date of investment.*

The 10% StartEngine Owners' Bonus

Cmax System, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.20 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus, and the Reservation Bonus in addition to the aforementioned bonus.

PRESS



Forbes

He lived in an abandoned hospital where he designed a shelter for disaster victims

View Article



Fox News

Compact box turns into a spacious portable shelter in no time

View Article



NBC Washington

DC visionary creates small temporary homes for those impacted by disaster

View Article



CNN

La fuerza de Nicolás García Mayor, el diseñador que resuelve en momentos de crisis

View Article

ALL UPDATES

01.21.25

Reserve your Shares Today & Get +5% Bonus Shares


www.cmaxsystem.com
cmax
$867B
TOTAL ADDRESSABLE MARKET

Dear Community,

I'm thrilled to invite you to become part of Cmax System Inc. and join us in our mission to revolutionize temporary housing while dignifying lives around the globe. This is an incredible opportunity to invest in a transformative project making a meaningful impact worldwide.

Invest Today & Get +5% Bonus Shares As a token of our appreciation, all investors who reserve their shares today will receive an additional +5% bonus shares, along with other exclusive early-bird perks!

Follow These Simple Steps to Start Investing:

1. Reserve Your SharesSecure your shares now through our StartEngine campaign: [Reserve Now on StartEngine]
2. Create Your StartEngine Account Watch this quick tutorial to set up your account: [Step 1: How to Create an Account]
3. Complete Your Investor Profile Finalize your profile to start investing: [Step 2: Complete Your Profile]

Why Invest in Cmax?

- Massive Market Potential: $867B+ across industries like mining, events, glamping, and more.

- Unmatched Demand: 500,000+ unit requests across 11 countries.

- Proven Partnerships: Trusted by global leaders like the United Nations, World Bank, and the Red Cross.

If you have any questions, don't hesitate to reach out at invest@cmaxsystem.com or visit www.cmaxsystem.com for more details.

Thank you for being part of our journey to create a brighter future. Together, we can redefine what's possible.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Warm regards,

Nicolás García Mayor CEO & Founder, Cmax System Inc.

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Can I cancel my investment? ∧

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Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

There are shelters designed with a new technology that provides a safe housing space for an entire family of up to 10 people. They are raised on the ground. It's easy to assemble, no need for any tools.

Houses provide shelter in times of despair and have been used in the United States, Mexico, Ukraine, Poland and other nations.

Nicolas' work has influenced global decision makers, reshaping the urgency of crisis response. His mission knows no borders aiming to inspire a worldwide spirit of service.

These foldable shelters have the capacity to make people feel home away from home and the best of all is that once they have found a solution to their housing problems they can be shipped to another disaster zone.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]



Cmax System is not live or open to the public at this moment.

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GET A PIECE OF CMAX SYSTEM

House in a Box

Cmax System offers large-scale, temporary housing solutions for diverse needs, from emergency shelters to mobile clinics. Operating in 10 countries, Cmax units serve events, labs, workspaces, glamping, and more, aiming to drive global growth and change.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



House in a Box
THE FUTURE OF SHORT-TERM ACCOMMODATION
cmax
Foldable Housing Technology

OVERVIEW ABOUT TERMS PRESS DISCUSSION

REASONS TO INVEST

- Market Size of +$867B*: Our mobile housing solutions can be used for sectors such as mining camps, gas & petrol offices, field clinics, temporary shelters, events, glamping, recreation & beyond.
- Strong Leadership: Our founder is a laureate industrial designer & social innovator, was named 10 Outstanding Young Person of the World in 2014 by JCI UN, TED speaker.
- High Demand: We export to 10 countries, with 500K+ unit requests across 7 continents. With factories in South America & expansion into North America & Asia, our clients include the UN, World Bank, US Gov't & Red Cross.

*Market size calculated internally by Cmax System, combining estimated values of product-relevant markets.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TEAM



Nicolás Garcia Mayor • CEO, Director, and Principal Accounting Officer

Industrial designer, TED speaker, and Top Social Innovator recognized by United Nations. Renowned for contributions to children, world peace, and human rights. Consultant to UN, World Bank, IDB and corporations like BMW, Audi. Awarded U.S. permanent residency for "extraordinary ability" and "brilliant talent".

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Valeria Barriga • Head of Communication

Bilingual meteorologist with 15 years in the TV industry. Chesapeake Emmy nominee, honored as Entertainment Person of the Year. 2023 Silver Telly Award winner, nominated for Best Weather Anchor in the Lone Star Emmy Chapter. Early investor in the CMAX System.

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Franco Castronuovo • Public Benefit Director, Legal & Strategy Advisor & Production Manager

Production Manager and Technical Supervisor to major productions including Disney Live, Marvel Universe Live, Broadway shows like Kinky Boots, and The Illusionists. Cmax System investor. Automation Programmer for events like Shawn Mendes at Madison Square Garden.

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in



Agustin Miguens • International Trade and Customer Services

14+ years UN/NGOs market analysis, International Trade and Customer Services, with events planning and production know-how and skills. Public and private sector experience. Cmax System investor and member of the Advisory Board.



Mercedes Sarrabayrouse • Advisor

Early Cmax System investor and Cmax Foundation Advisory with more than 20 years in real estate investing.



Laura Rodriguez De Castro • Advisor

Over 25 years of experience in the United Nations, including as Staff Assistant in the Office for Coordination of Humanitarian Affairs Assisting in the Coordination of briefings to the Member States; heading the Front Office of the Director for Partnerships and UN Collaboration in FAO and Front Office Team in the Department of Global Communications.

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Nuria Vega Bariani • Head of Design

Stanford-affiliated designer, Cmax System investor. Skilled in graphic design, illustration, and lettering artistry. Former Head of Design at Ar Estudio. Collaborated as a freelance designer for major corporations and institutions.



Matias Pastorini • Vice President of Animation and 3D Design
Cmax System investor, with 20+ years working for Disney, Cinecanal, Eurovision among others. 2D/3D Animator, Rigger, Look Development and Lighting, 2D/3D Motion Graphics Artist, Compositing and Editing who loves and lives to animate everything.



Manuel Guardiola Val • Car Designer
Cmax System investor, Key member of the Cmax System design team, contributing his expertise in transportation design and aeronautical technology. With over 4 years of experience as a freelance designer, Manuel has worked with various companies, participating in the entire product design process—from initial sketches to final presentations.
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THE PITCH

Foldable Short-Term Housing Technology


CMAX FOLDABLE MOBILE HOUSING
Unfolding the Future of Accommodation
cmax
At Cmax System, our mission is to transform lives through our innovative Foldable Housing Technology.

Cmax System is a Washington DC corporation specializing in Foldable Housing Technology. Our multipurpose versatile and adaptable solutions improve lives globally, from field clinics to shelters.

Committed to social impact, our mission is to dignify lives through practical, innovative, and sustainable solutions, and enhance the living conditions of displaced people affected by natural disasters and complex emergencies across the world. Cmax units serve a range of needs—event lodging, laboratories, workspaces, glamping, recreation and beyond.



OUR LEADERSHIP

Meet the Visionary Behind Cmax

Nicolás García Mayor is the mastermind behind the revolutionary Cmax System, a groundbreaking solution that originated from a graduate school project in Argentina.

At 21 years old, Nicolás conceptualized the Cmax, an emergency shelter that seamlessly blends the portability of trailers and with the practicality of tents. Picture a shelter that ships flat and sets up effortlessly in just 11 minutes, offering a sturdy living space for up to ten individuals, complete with essential survival kits, collapsible furnishings, solar energy and/or electrical connections.





At Just 21 years old, Nicolás developed the Cmax System

A shelter that ships flat and effortlessly sets up in just 11 minutes

As a laureate industrial designer and social innovator, Nicolás García Mayor was honored as one of the 10 Outstanding Young Persons of the World by JCI United Nations. He has graced the TED stage as a speaker, served as a consultant to the UN and global business leaders, and garnered accolades such as an Emmy nomination and the Business for Peace award nomination in Oslo. Nicolás' extraordinary background and expertise further underscores Cmax System's dedication to humanitarian development.

As a top social innovator and motivational speaker, Nicolás continues to lead Cmax System Inc. and other corporations and NGOs, leaving an indelible mark on the world stage. His aspiration to enhance lives has also garnered recognition from the Argentine Foreign Ministry, propelling Cmax to esteemed events such as the Humanitarian Aid Forum in Washington, DIHAD in Dubai among others.



1 of the 10
Outstanding Young Persons of the World
JCI
United
Garnered accolades such as
Emmy Nomination
Business for Peace Award
TED
Speaker

WHAT WE DO

Revolutionizing Aid Efforts in Complex Emergencies

Our vision is to revolutionize the global landscape by bringing innovation to the forefront, with a dedicated focus on addressing the pressing needs of housing solutions worldwide. Recognizing the urgent demand for both immediate temporary housing systems and sustainable, long-term solutions, we aspire to be pioneers in designing cutting-edge, eco-friendly products that empower individuals to live off-grid in even the most remote areas.



Confronting the Looming Global Crisis of Displacement



1.2 Billion Individuals are projected to be displaced by 2030 due to a myriad of factors

Cmax System confronts the looming global crisis of displacement head-on, as projections indicate that 1.2 billion individuals could be displaced by 2030 due to a myriad of factors including environmental shifts, conflicts, pandemics, and complex emergencies[1].

Notably, our Cmax System Technology has been crucial in Ukraine since the onset of the conflict, serving as mobile hospitals on the front lines to assist those impacted by shelling. These units not only feature an extraordinary tool-free foldable structure but also offer unparalleled mobility. Crafted from composite materials, aluminum, and polyester, the Cmax stands resilient against high winds and torrential rainfall, providing a durable and cost-effective housing alternative for those displaced by natural disasters and conflicts.



Improving Lives Globally

From Field Clinics to Shelters

OUR TRACTION

Transforming Lives and Spaces

As the COVID-19 pandemic swept across the globe, Cmax units played a vital role in saving lives, deployed in regions like Ukraine and other areas grappling with urgent housing crises. Apart from this, the

Cmax System's journey took an unexpected turn when it was invited to showcase at the United Nations Headquarters and General Assembly in New York. This recognition solidified its reputation as a beacon of innovation and change.



500K+
Units committed in non-binding LOIs

11
Countries in global client base

50+
Countries interested

Notable partnerships with

UNITED NATIONS — THE WORLD BANK

Cmax System has received requests for over 500,000 units in non-binding Letters of Intent (LOI), demonstrating substantial demand. With a global client base in ten countries and interest from more than 50, we believe Cmax has a bright future. Notable relationships with organizations such as the United Nations and World Bank, as well as strategic collaborations with market leaders, exemplify the company's credibility and potential for global impact. In a market projected to reach $6.7 trillion, Cmax has raised funds through multiple rounds and personal contributions, with a goal of $5 million to launch new products and scale operations sustainably.

OUR PRODUCTS

Patented Solutions for Sustainable Short-Term Housing

Cmax System offers a revolutionary solution with its innovative Foldable Housing Technology. The Cx20 units embody more than just shelter; we aspire to be the epitome of sustainability efficiency. With tool-free assembly, off-ground installation, lower shipping costs, and a flat-pack design, Cmax addresses the need for quick deployment. Our value proposition lies in versatility and customization, catering to specific client needs (industrial, recreation, commercial, humanitarian, and beyond).

This is it | Clinic, Shelter, Office, Remote



TOOL-FREE ASSEMBLY

Areas Lab, Mining Camps, Glamping, Events and beyond.

FOLDED | UNFOLDED

In stark contrast to heavy structures and containers requiring cranes for relocation, our units can be easily managed by just six individuals and transported using a small trailer or a bed truck. This streamlined process eliminates the need for complicated logistics involving multiple trucks and cranes. For instance, while moving 12 shipping containers necessitates 12 trucks and cranes, the Cmax requires only one truck to transport all units when folded. This logistical efficiency, adaptability and practicality of our technology ensures effective aid deployment where it is needed the most.

An Innovation for Humanity

The Cx20 units embody more than just shelter; we aspire to be the epitome of sustainability efficiency.

Lower costs of logistics

-90% Greenhouse gas emissions

Cx20 Cmax units are 90% less polluting than a 20' shipping container

25 Hercules C130

18 Truck

12 Container 40'

6 Container 20'

1 Pick-up

✓ Raised from the ground

✓ No tools needed for assembly

✓ Resistant to strong winds

✓ 11 minutes assembly time


Shipped and stored flat
Biosecurity with nanotechnology

**Greenhouse gas emissions measured in Kg CO2e / UF and data provided by Greencloud.io.*

Apart from applications in humanitarian assistance and disaster relief, we have also recognized consumer uses for our units. The scarcity of recreational space in the U.S. and the increasing shortage of available spaces in RV parks and campgrounds are challenges we're ready to tackle by making camping and travel more accessible.

NEXT-GEN CMAX AIR SERIES

Redefining Portable Adventure Living

Get ready for the next evolution in mobile living with the **Cmax Air Series**!

Launching in 2025, these innovative products are crafted with our advanced inflatable technology, offering portability, durability, and floating capabilities to make your adventures more flexible than ever.



**Images of Cmax Air Series are computer generated for demo purposes and the products are currently in development.*

Cmax Air NG2

Designed for true explorers, this inflatable tent for 2 people is lightweight, fast to set up, and built to handle any environment. Whether on mountains, beaches, or even on the water, the Cmax Air NG2 transforms any location into your personal oasis.




cmax

*Images of Cmax Air Series are computer generated for demo purposes and the products are currently in development.

Cmax Air NG8
Experience the outdoors in style with the Cmax Air NG8, a spacious and versatile inflatable designed for 8 people with premium comfort in remote locations. Perfect for glamping, floating stays, or emergency setups, this cabin offers exceptional stability and weather-resilience to support any adventure.

In 2025, the Cmax Air Series will set a new standard for ultimate portability, comfort, and freedom on every journey.

THE BUSINESS MODEL

We Already Sell in 11 Countries

We sell the revolutionary **Cmax CX20** through a global network of independent partners, bringing innovative, adaptable solutions to diverse markets. Since 2022, we've expanded into key sectors, such as mining in Mexico and healthcare in Ukraine, where our units serve as mobile hospitals on the front lines.

With the success of our pre-series units across varied scenarios, we've grown rapidly. As of 2024, we've established a presence in 11 countries, including Argentina, Peru, Chile, Mexico, the USA, Poland, Ukraine, Portugal, UAE, Japan, and Jordan, with plans to enter Italy, Spain, Australia, and Canada soon.

In 2025, we plan to accelerate the growth of our dealer network and explore new markets, particularly in mobile emergency response and preparedness alongside government and strategic partners. Additionally, we aim to strengthen our direct-to-consumer sales and introduce digital marketplaces on our social media platforms, where our videos have garnered over 15 million views worldwide.


11
DELIVERED IN 11 COUNTRIES

THE MARKET

Tapping Into a Multi-Billion Dollar Market


$867B
TOTAL ADDRESSABLE MARKET
MINING & PETROL
$673.24B
FIELD HOSPITAL
$610.08M
HUMANITARIAN SHELTERS
$970M
EVENTS/SHORT-TERM VACATION
$120.976B
GLAMPING RECREATION
$71.546B

Source | Source | Source

In 2022, disasters caused about 33 million people worldwide to be displaced internally. [(2)] Additionally, 108.4 million people were forcibly displaced due to persecution, conflict, violence, or political events. Unfortunately, these numbers continue to rise, indicating a growing global concern that demands more resources and tools to address. We believe our homes can make a significant difference in meeting these needs.


33 Million
People worldwide were displaced internally by disasters in 2022


108.4 Million
People were forcibly displaced due to persecution, conflict, violence, or political events

As Earth's temperature rises, polar ice and glaciers melt, leading to swelling oceans and surging sea levels. This is a current reality jeopardizing lives, livelihoods, and ecosystems, and by 2050, as many as 216 million people may be compelled to migrate due to natural causes like drought or desertification[3].

Milton, Helene, and Rafael. These aren't people but the hurricanes that blew through, leaving thousands of Americans with nothing but sky for a roof and chaos everywhere. Their "visits" have cost billions, a combined two-storm total damage estimate of $20 billion to $50 billion, leaving a trail of wreckage and turning homes into memories[4].

Amidst these challenges, there arises an urgent need for a system of temporal and mobile housing to accommodate the millions of displaced individuals. Our foldable housing technology addresses this challenge by offering adaptable shelter, not just meeting immediate needs but also establishing resilience against climate change impacts. Additionally, our solutions extend beyond humanitarian efforts to various sectors, showcasing our role as innovators in transforming spaces.



Join Us Today

Together, we can shape a future where solutions like Cmax System redefine the landscape and accessibility of global housing!

RECENT MILESTONES

Significant Milestones Achieved Since Our Last Funding Round

1. **Expanded Distribution Network**: Established 4 new distribution partnerships in Jordan, Chile, Argentina, and Japan, bringing our distribution network to a total of 11 countries.
2. **Product Development**: Launched a pre-series of the improved CX20 units, incorporating key enhancements.
3. **Intellectual Property Growth**: Filed three new patents, reinforcing our commitment to innovation.
4. **Product Line Diversification**: Expanded our portfolio by designing two new products under the Cmax Air Series.
5. **Strengthened R&D Team**: Added more designers to our Research & Development department to accelerate innovation.
6. **Natural Disaster Insurance:** Partnership opportunity in Japan to deploy up to 1,200 Cmax CX20 units for disaster recovery efforts, supported by Tokio Marine & Fire Insurance Company to provide comprehensive natural disaster insurance coverage for temporary housing systems.

Increased Media Presence: Featured in leading networks such as Forbes, ABC, FOX, and Univision, and achieved viral success on TikTok and Instagram with over 13 million views.

ABOUT

HEADQUARTERS

1101 Pennsylvania Avenue, N.W., Suit 300
Washington, DC 20004

WEBSITE

View Site ⌕

Cmax System offers large-scale, temporary housing solutions for diverse needs, from emergency shelters to mobile clinics. Operating in 10 countries, Cmax units serve events, labs, workspaces, glamping, and more, aiming to drive global growth and change.

TERMS

Cmax System

Overview

PRICE PER SHARE	VALUATION
$1.20	**$54.87M**
DEADLINE ⓘ	FUNDING GOAL ⓘ
Jan. 14, 2025 at 2:16 PM PST	**$15K - $618K**

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$330	**Equity**
MAX INVESTMENT ⓘ	SHARES OFFERED
$618,000	**Common Stock**
MIN NUMBER OF SHARES OFFERED	
12,500	
MAX NUMBER OF SHARES OFFERED	
515,000	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ︿

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$593,758	$676,573
Cash & Cash Equivalents	$14,428	$22,416
Accounts Receivable	$30,176	$0
Short-Term Debt	$7,043	$6,877

Long-Term Debt	$359,730	$307,218
Revenue & Sales	$28,103	$15,289
Costs of Goods Sold	$12,400	$12,222
Taxes Paid	$0	$0
Net Income	-$135,493	-$118,729

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 25% Bonus Shares

As you are a previous investor in Cmax System you are eligible for additional bonus shares.

Reservations Bonus | 5% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Combo/Avid Investor Perk

Early Silver

Invest $1,000+ within the first two weeks and receive 5% bonus shares +5% discount when you buy a CX20 Unit** +5% discount when you buy a Cmax Air Series product.

Early Gold

Invest $2,500+ within the first two weeks and receive 7% bonus shares +7% discount when you buy a CX20 Unit** +7% discount when you buy a Cmax Air Series product.

Early Platinum

Invest $5,000+ within the first two weeks and receive 10% bonus shares +10% discount when you buy a CX20 Unit** +10% discount when you buy a Cmax Air Series product.

Early Diamond

Invest $10,000+ within the first two weeks and receive 12% bonus shares +12% discount when you buy a CX20 Unit** +12% discount when you buy a Cmax Air Series product..

Volume-Based Perks

Tier 1

Invest $500+ and receive an exclusive 5% discount when you buy a CX20 Unit** +5% discount when you buy a Cmax Air Series product..

Tier 2

Invest $1,000+ and receive an exclusive 7% discount when you buy a CX20 Unit** +7% discount when you buy a Cmax Air Series product..

Tier 3

Invest $5,000+ and receive an exclusive 10% discount when you buy a CX20 Unit** +10% discount when you buy a Cmax Air Series product + 3% bonus shares.

Tier 4

Invest $10,000+ and receive an exclusive 15% discount when you buy a CX20 Unit** +15% discount when you buy a Cmax Air Series product + 5% bonus shares.

Tier 5

Invest $25,000+ and receive an exclusive 20% discount when you buy a CX20 Unit** + 20% discount when you buy a Cmax Air Series product.+ 30-minute Zoom call ***and meet the CEO + 10% bonus shares.

Tier 6

Invest $50,000+ and receive an exclusive 30% discount when you buy a CX20 Unit** + 1 Cmax Air NG2 FREE**** 1-hour Zoom call*** and meet the CEO + 15% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**Discounts on CX20 units available only to eligible investors through the Company's website www.cmaxsystem.com for one year from the date of investment.*

***Zoom call subject to the Company's schedule and availability.*

****FREE OF CHARGE Cmax Air NG2 available only to eligible investors through the Company's website www.cmaxsystem.com for one year from the date of investment.*

The 10% StartEngine Owners' Bonus

Cmax System, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.20 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus, and the Reservation Bonus in addition to the aforementioned bonus.

PRESS



Forbes

He lived in an abandoned hospital where he designed a shelter for disaster victims

[View Article]



Fox News

Compact box turns into a spacious portable shelter in no time

[View Article]



NBC Washington

DC visionary creates small temporary homes for those impacted by disaster

[View Article]



CNN

La fuerza de Nicolás García Mayor, el diseñador que resuelve en momentos de crisis

View Article

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With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

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Can I cancel my investment?

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For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →

MIN INVEST ⓘ **$330**

VALUATION **$54.87M**











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cmax™

www.cmaxsystem.com



$867B | TOTAL ADDRESSABLE MARKET

Join Us Today

invest@cmaxsystem.com

Reserve your shares with

5% Discount

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



cmax™

www.cmaxsystem.com

$867B | TOTAL ADDRESSABLE MARKET

Join Us Today

invest@cmaxsystem.com

Reserve your shares with
5% Discount

cmax™

www.cmaxsystem.com


cmax

Join Us Today

invest@cmaxsystem.com

Reserve your shares with

5% Discount

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



cmax™

www.cmaxsystem.com

Don't Miss It!

Invest in the Future of accomodation

Join Us Today

invest@cmaxsystem.com

Reserve your shares with **5% Discount**

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



cmax™

www.cmaxsystem.com

Don't Miss It!

Invest in the Future

Reserve your shares with

5% Discount

Join Us Today

invest@cmaxsystem.com

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



cmax™

www.cmaxsystem.com

countdown is ON!

Invest in the Future

Reserve your shares with

5% Discount

Join Us Today

invest@cmaxsystem.com

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.